UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

Hugh T. Regan, Jr., Treasurer and Chief Financial Officer
inTEST Corporation, 804 East Gate Drive, Suite 200, Mt. Laurel, NJ 08054 (856) 505-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Alyn R. Holt
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 998,804
	8.	Shared Voting Power 265,427
	9.	Sole Dispositive Power 998,804
	10.	Shared Dispositive Power 704,025
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,829
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 16.4%
14.	Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Connie Holt GST Exempt Residuary Trust u/a dated 12/10/14
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 150,427
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 150,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,427
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.4%
14.	Type of Reporting Person* OO

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Kristen Holt Thompson
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 178,598
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 438,598
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,598
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 4.2%
14.	Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Holt Charitable Remainder Unitrust u/a Dated 5/22/00
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 115,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 115,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.1%
14.	Type of Reporting Person* OO

CUSIP No. 461147 10 0
1.	Name of Reporting Persons Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 2.5%
14.	Type of Reporting Person* OO

Schedule 13D/A
Amendment No. 6

The information in this Amendment No. 6 to Schedule 13D (this "Sixth Amendment" or this "13D/A") amends and restates the Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to the Schedule 13D (collectively, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by Alyn R. Holt and the other Reporting Persons therein described on May 7, 2010, May 27, 2010, August 4, 2010, May 24, 2011, May 25, 2012 and May 31, 2013, respectively, relating to the common stock, par value $0.01 per share (the "Common Stock"), of inTEST Corporation.  This Sixth Amendment is filed to reflect the disposition of beneficial ownership of securities in an amount equal to one percent or more of the class of securities. In addition, this Sixth Amendment also updates certain information, including the transfer of holdings due to the death of one of the former Reporting Persons.

Item 1.		Security and Issuer

The Securities consist of shares of the Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation (the "Corporation"), the principal executive office of which is 804 East Gate Drive, Suite 200, Mount Laurel, NJ 08054.

Item 2.		Identity and Background
a.

This Sixth Amendment is being filed by Alyn R. Holt and Kristen Holt Thompson (collectively, the "Holt Family Members"), the Holt Charitable Remainder Unitrust u/a Dated 5/22/00 (the "2000 Trust"), the Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03 (the "2003 Trust"), and the Connie Holt GST Exempt Residuary Trust u/a Dated 12/10/14 (the "2014 Trust"; and collectively with the 2000 Trust and the 2003 Trust, the "Holt Trusts"; and the Holt Family Members and the Holt Trusts, collectively, the "Reporting Persons").

Each of the Reporting Persons directly owns shares of the Securities and may be deemed to share either voting or investment power, or both, and may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). An agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed herewith as Exhibit 99.1. Each of the Reporting Persons disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares that may be deemed to be beneficially owned by it except with respect to any shares directly owned by the respective Reporting Person or for which the Reporting Person has beneficial ownership by virtue of serving as trustee of a trust. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares not directly owned by the respective Reporting Person.

	b.	The principal business address for each member of the Reporting Persons is: c/o inTEST Corporation, 804 East Gate Dr., Suite 200, Mt. Laurel, NJ 08054.

	c.	Alyn R. Holt is the Executive Chairman of the Corporation. Kristen Holt Thompson is not employed.

	d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	f.	Each of the Holt Family Members is a citizen of the U.S.A. Each of the Holt Trusts was formed under the laws of the State of New Jersey.

Item 3.		Source and Amount of Funds or Other Consideration

The shares covered by this Schedule 13D/A were acquired by the Reporting Persons at various times between 1997 and 2008, except that the shares of the 2014 Trust were acquired by the 2014 Trust by testamentary transfer upon the death of Connie E. Holt in 2014. Funds used to acquire the shares were personal funds, excepting that certain of the shares were acquired by the Reporting Persons as gifts, donations, or shares awarded as part of an employee's compensation.

Item 4		Purpose of Transaction

The shares were acquired by the Reporting Persons for investment purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in any of the following, except as noted:

a.

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except that the Reporting Persons may from time to time agree to coordinate the sale of shares owned by one or more of them, which sales may be conducted in accordance with Rule 144 under the Securities Act or otherwise in compliance with the Securities Act;

	b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	e.	Any material change in the present capitalization or dividend policy of the issuer;

f.

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

	g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(9)(4) of the Act; or

	j.	Any action similar to any of those enumerated above.

Item 5.		Interest in Securities of the Issuer.
	a.	See Items 11 and 13 on the cover page.

	b.	See Items 7 through 10 on the cover page.

	c.	During the past sixty days, Alyn R. Holt sold 103,768 shares of the Securities.

d.

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein, other than the direct owner of such shares.

	e.	Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Corporation, other than understandings regarding the coordination of sales of shares owned by one or more of them from time to time, which sales may be conducted in accordance with Rule 144 under the Securities Act or otherwise in compliance with the Securities Act.

Item 7.		Material to be Filed as Exhibits
Exhibit 99.1		Joint Filing Agreement dated December 22, 2016, by and among the Reporting Persons.
Exhibit 99.2		Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 22, 2016

By:	/s/ Alyn R. Holt Alyn R. Holt	By:	/s/ Alyn R. Holt Alyn R. Holt, Trustee Holt Charitable Remainder Unitrust u/a Dated 5/22/00

By:	/s/ Kristen Holt Thompson Kristen Holt Thompson	By:	/s/ Kristen Holt Thompson Kristen Holt Thompson, Trustee Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03

By:	/s/ Alyn R. Holt Alyn R. Holt, Trustee Connie Holt GST Exempt Residuary Trust u/a Dated 12/10/14